wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

26 February 2007

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

3/6

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

PP

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 27 January 2007 and 26 February 2007 (inclusive)

- Announcements regarding notifiable interests in the Company
- Notification of preliminary results for the fourth quarter and full year
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Annual information updates
- Notification of grant of share and share option awards and of beneficial interests in shares acquired by directors and other persons discharging managerial responsibility
- Notification of changes in interests of directors in shares held by employees share trust
- Notification relating to acquisition of shares by employees share trust

2. Documents filed with Registrar of Companies for Scotland

Forms 88(2) – Returns of allotments of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

Preliminary announcement of fourth quarter and full year results to 31 December 2006 (supplied above)

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification
Released	12:45 29-Jan-07
Number	2957Q

WOLFSON PRESS ANNOUNCEMENT OF DTR5 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
29 January 2007

DTR 5 Notification

The Company was notified on 26 January 2007 by The Goldman Sachs Group, Inc. ("GS Inc"), in fulfilment of the obligations imposed by the Financial Services Authority in accordance with Disclosure and Transparency Rule 5 (including section 5.8.1) that, on 24 January 2007, by virtue of an acquisition, GS was interested in 9,478,295 ordinary shares of 0.1 pence each in the Company representing 8% of the issued share capital of the Company. Prior to this acquisition, GS was interested in 9,188,105 ordinary shares (representing 7.8% of the issued share capital of the Company).

Of these shares, 441,425 (0.3% of the issued share capital of the Company) are held directly and 9,036,870 (7.7% of the issued share capital of the Company) are held indirectly, of which:

(a) the interest in 687,982 shares arose from an interest held by Goldman, Sachs & Co., a wholly–owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) the interest in 8,348,888 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc. acting as discretionary manager. GS Inc believes that some of these shares are, or will be, registered in the name of GSSN.

(c) the interest in 441,425 shares was held by Goldman Sachs JBWere Managed Funds Limited.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Preliminary Results
Released	07:01 31-Jan-07
Number	4237Q

RNS Number:4237Q
Wolfson Microelectronics PLC
31 January 2007

31 January 2007

Wolfson Microelectronics plc

Fourth Quarter and Full Year Results to 31 December 2006

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its audited financial results for 2006.

Full year 2006 highlights:

- Revenues increased by 23% to $204.1m (2005: $166.6m)
- Gross margin improved to 51.8% (2005: 50.2%)
- Profits before tax and non-recurring charge rose 30% to $50.3m, $44.6m after the non-recurring charge (2005: $38.7m)
- Fully diluted earnings per share before non-recurring charge were 30.05 cents, 26.66 cents including non-recurring charge (2005: 24.95 cents)
- Net operating cash inflow before non-recurring charge of $43.8m (2005: $42.5m)
- Net cash balances at 31 December 2006 of $99m (2005: $65m)
- Portable segment revenues rose 40% to $151m (2005: $108m)
- Sales in multimedia mobile handsets rose 73%, representing 18% of overall revenues (2005: 13%)
- Appointed Dave Shrigley as CEO designate and Mark Cubitt as CFO
- Product portfolio of 106 products (2005: 90)

Fourth quarter 2006 highlights:

- Revenues in line with guidance at $52.6m (Q4 2005: $61.3m)
- Gross margin up to 52.7% from 52% in Q3 2006 and 50.1% in Q4 2005

- Fully diluted earnings per share of 6.71 cents (Q4 2005: 11.92 cents)
- Sales in MP3 players rose 41% sequentially

Commenting on the results, David Milne, Chief Executive, said: "In spite of challenging market conditions in Q4, we are pleased to report another year of strong growth in 2006 as the Company's high performance products gain share in new and existing markets.

"Looking ahead we expect the first quarter revenues to be impacted by seasonality which is characteristic of dynamic consumer markets. For the year as a whole, we are well positioned to benefit from our expanding product portfolio and a strong design win position, particularly in portable devices. As a result, the Company looks forward to delivering further growth in 2007."

David Milne, CEO and George Elliott, Director, will be hosting a presentation to analysts at 0900 at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA. Wolfson Microelectronics plc Full Year Results can be heard LIVE from 0900 (UK time) via www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial in facility:
UK Dial-in +44 207 070 5412;
US Dial-in +1 866 432 7186

Enquiries:

Wolfson Microelectronics	0207 929 8989 on the day and thereafter
David Milne, CEO	0131 272 7000
George Elliott, Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7929 8989

Overview

Wolfson is pleased to report another year of strong growth fuelled by its leadership in high performance mixed-signal semiconductors for a wide range of digital consumer electronics products, in particular portable devices.

Revenues for the full year increased by 23% to $204.1m compared with the previous year (2005: $166.6m).

Full year gross margin improved to 51.8% (2005: 50.2%) with the fourth quarter stronger at 52.7%, compared with 52.0% in the previous quarter and 50.1% in Q4 2005.

Profits before tax and non-recurring charge rose by 30% to $50.3m for the year (2005: $38.7m). Including the non-recurring charge of $5.8m, profits before tax increased 15% to $44.6m (2005: $38.7m).

Operating net cash inflow before the non-recurring charge increased to $43.8m for the year (2005: $42.5m), contributing to net cash balance of $99.4m as at 31 December 2006 compared with $65.2m in 2005.

In Q4 2006, revenues were $52.6m, 9% lower than Q3 2006 and 14% lower than Q4 2005 when the Company benefited from several major product launches by leading consumer electronic brands. As announced previously, trading in Q4 2006 was also adversely affected by an inventory overhang in the global consumer electronics markets, leading to subdued demand for semiconductors.

Full Year Results Summary (excluding non-recurring charge)

	2006 $000	2005 $000
Revenue	204,133	166,558
Gross profit	105,708	83,546
Distribution and selling costs	(19,871)	(15,277)
Research & development expenses	(29,286)	(21,467)
Administrative expenses	(9,643)	(8,834)
Operating profit	46,908	37,968
Net financing income	3,433	717
Profit before tax	50,341	38,685
Income tax expense	(14,561)	(9,651)
Profit for the year	35,780	29,034

Fourth Quarter Results Summary (excluding non-recurring charge)

	Q4 2006 $000	Q3 2006 $000	Q4 2005 $000
Revenue	52,585	57,972	61,337
Gross profit	27,701	30,127	30,749
Distribution and selling costs	(5,802)	(5,076)	(4,313)
Research and development expenses	(8,332)	(7,284)	(6,330)
Administrative expenses	(2,811)	(2,222)	(2,146)
Operating profit	10,756	15,545	17,960
Net financing income	1,079	930	439
Profit before tax	11,835	16,475	18,399
Income tax expense	(3,845)	(4,704)	(4,377)
Profit for the period	7,990	11,771	14,022

Non-Recurring Charge

As previously reported in Q3 2006, it was established that share options granted to a number of employees which vested in August 2006 under the Company's Enterprise Management Incentive Scheme were non-qualifying for personal tax relief purposes. A non-recurring charge of $5.8million ($4.0 million after related corporation tax credit), of which $5.3 million has already been paid, has been provided to compensate employees and disclosed as a non-recurring charge.

Operational review

Wolfson consolidated its position as the leading provider of high performance audio and imaging semiconductors to many of the world's top consumer electronic brands including Apple, Canon, Hewlett Packard, LG, Microsoft, Samsung, Sony and TomTom.

Portable

The portable segment continued as the principal growth driver, accounting for 74% of 2006 sales. Revenues in this segment increased by 40% to $151m for the year (2005: $108m) but decreased by 9.8% in Q4 to $41.4m (Q4 2005: $45.9m) due to reduced demand from some manufacturers of mobile phones and games consoles. The key contributors to growth during the year were MP3 players, multimedia

phones, satellite navigation devices and digital cameras.

The Company made significant inroads into the multimedia handset market with year-on-year sales increasing by 73% in 2006, making this application the second largest contributor to annual revenues at 18% (2005: 13%). Wolfson's share of the global handset market increased to 3% in 2006 from 1% in 2005. However, as widely reported, the multimedia handset market was dampened by sluggish demand for high-end smart phones in the fourth quarter.

Wolfson also maintained its leading position in the MP3 market with sales up by 32% for the full year and by 41% in the fourth quarter, compared with the corresponding periods in 2005. Growth in the satellite navigation and digital cameras markets was also robust with annual sales up by 153% and 66% respectively compared with 2005.

Consumer Audio and Imaging

Revenues from consumer audio applications, where Wolfson's semiconductors are typically used in mains-powered electronics goods, declined slightly over the year to $31.4m (2005: $33m) and were sharply down to $6.2m in the fourth quarter (Q4 2005: $9.1m).The decline was mainly due to the continuing fall in demand from DVD player manufacturers, now less than 3% of revenues, and to softness in the personal computer market where the Company's products are used in sound cards.

Good revenue growth in 2006 was seen in flat panel televisions, up by 71% and digital set-top boxes and personal video recorders, up by 28%, albeit from a modest base, where the market is developing in response to demand for higher quality products and the availability of digital media transmission.

The automotive sector, where Wolfson currently focuses on the after-sales market for high-end audio applications, continued to gain momentum with revenues up three-fold for the year and eight-fold in the fourth quarter, compared with the corresponding periods in 2005.

Imaging products, incorporated into a wide range of multifunction peripherals, performed in line with expectations, with revenues of $22m (2005: $26m) for the year and $5m for the fourth quarter (Q4 2005: $6.4m). The decrease was due mainly to the timing of customers' new product introductions and consolidation in the marketplace.

New Product Development

The Company is pleased with the expansion of the product portfolio with a range of new innovative low power products aimed at portable applications and more highly integrated products for both imaging and consumer audio applications.

A total of 16 new products were introduced during the year increasing the overall portfolio to 106. New introductions included a family of products based on Wolfson's innovative Class D technology targeted at low power portable applications such as mobile phones, MP3 players and wireless headsets. With this technology, audio power efficiency is increased by up to 70% providing much improved battery life. A range of new products aimed at high performance home audio applications including surround sound flat screen TV systems was introduced. Further, products integrating additional system level functions were released for digital image processing applications.

Development of the integrated sound and power management chips continues with products due for release later in the year.

During the year the Company continued to develop its technical capabilities in mixed signal engineering and added microelectronic mechanical technology

capability (MEMS) through the acquisition of Oligon which was completed at the beginning of 2007. Innovative new products are core to the future success of the Company which continued to develop and protect its intellectual property by strengthening its patent portfolio.

Management

During the fourth quarter the Company announced two board level executive appointments to lead the Company in its next phase of long term growth. In November the Company announced the appointment of Dave Shrigley as CEO designate. He will succeed David Milne, who will retire from the post with effect from 1 March 2007, but will remain a Board member.

In December, Mark Cubitt was appointed CFO with effect from 15 January 2007, replacing George Elliott who will remain a member of the Board until 28 February 2007.

Financial Review

Year ended 31 December 2006

In 2006, revenue increased by 23% to $204.1m (2005: $166.6m). This was due mainly to growth in the portable business segment.

Gross profit in 2006 was $105.7m, up 27% from the previous year (2005: $83.5m). The gross margin increased by 160 basis points to 51.8% (2005: 50.2%). This was attributable mainly to the increased contribution from the sale of more differentiated products, reduction in costs and improvement in manufacturing efficiencies.

Research and development expenses before the non-recurring charge increased by 36% to $29.3m or 14.3% of revenue (2005: $21.5m or 12.9% of revenue). This was mainly attributable to recruitment of additional engineers. It is anticipated that we will continue to spend approximately 14%-15% of revenue on research and development on an annualised basis.

Distribution and selling expenses before the non-recurring charge increased by 30% to $19.9m or 9.7% of revenue (2005: $15.3m or 9.2% of revenue). This was due mainly to investment in additional sales personnel and application engineers in the regional sales offices. We expect distribution and selling expenses to continue to be approximately 10% of revenue on an annualised basis.

Administrative expenses before the non-recurring charge increased by 9% to $9.6m or 4.7% of revenue (2005: $8.8m or 5.3% of revenue). We anticipate that administrative expenses will continue to be approximately 5% of revenue on an annualised basis.

Share based payment charges calculated in accordance with IFRS 2 amounted to $3.3m in 2006, compared to $2.4m in 2005. The increase was due mainly to share options granted in 2006.

Operating profit before the non-recurring charge was $46.9m or 23.0% of revenue, compared to $38.0m or 22.8% of revenue in 2005. The 24% increase in operating profit was due mainly to the growth in revenues more than offsetting the increase in operating costs.

Net financing income increased by almost a factor of five to $3.4m (2005: $0.7m). This was due mainly to reduction in interest charges following repayment of $15.8m loan during the year and increase in interest received on short term deposits.

The total effective rate of tax for 2006 is almost 29%. This is marginally

higher than expected due to the impact of share price movements on deferred tax calculations. The ongoing total effective rate of tax is anticipated to be around 27% - 28% reflecting the availability of tax allowances on research and development expenditure.

Fully diluted earnings per share before non-recurring charge amounted to 30.05 cents compared to 24.95 cents in 2005.

Fourth Quarter ended 31 December 2006

Revenue for Q4 2006 amounted to $52.6m which represented a 9% decrease from the previous quarter (Q3 2006: $58.0m) and a 14% decrease year on year (Q4 2005: $61.3m).

Gross profit for Q4 2006 was $27.7m compared to $30.1m in Q3 2006 and $30.7m in Q4 2005. Gross margin in Q4 2006 was 52.7%, up 70 basis points from the previous quarter (Q3 2006: 52.0%) and 260 basis points year on year (Q4 2005: 50.1%).

Research and development expenditure was $8.3m or 15.8% of revenue in Q4 2006, up 14% from the previous quarter (Q3 2006: $7.3m or 12.6% of revenue before the non recurring charge) and up 32% year on year (Q4 2005: $6.3m or 10.3% of revenue). This was due mainly to recruitment of additional engineers to support the future growth of the Company.

Distribution and selling expenses in Q4 2006 amounted to $5.8m, up 14% from the previous quarter (Q3 2006: $5.1m before the non recurring charge) and up 35% year on year (Q4 2005: $4.3m). These increases were due mainly to investment in additional sales personnel and application engineers in the regional sales offices.

Administrative expenses in Q4 2006 were $2.8m or 5.3% of revenue, up 27% from the previous quarter (Q3 2006: $2.2m or 3.8% of revenue before non recurring charge) and 31% higher year on year (Q4 2005: $2.1m or 3.5% of revenue). This was mainly due to an increase in professional fees, particularly recruitment costs in connection with the management appointments.

Operating profit in Q4 2006 was $10.8m, down 31% sequentially (Q3 2006: $15.5m before non recurring charge) and 40% year on year (Q4 2005: $18.0m). Operating margin in Q4 2006 was 20.5% compared to 26.8% in Q3 2006 (before the non recurring charge) and 29.3% in Q4 2005. This was mainly due to the decrease in revenue in Q4 2006.

Cash Flow and Balance Sheet

Cash and short-term deposits, after repayment of a loan of $15.8m and after payment of $5.3m in respect of the non-recurring charge amounted to $99.4m at 31 December 2006 compared to $81.0m at 31 December 2005.

Net cash inflow from operating activities before the non-recurring charge was $20.1m in Q4 2006 compared to $8.3m in Q3 2006 and $15.8m in Q4 2005. In 2006 net cash inflow from operating activities before the non-recurring charge amounted to $43.8m for the year 2006 compared to $42.5m in 2005.

Cash outflow on capital expenditure in 2006 amounted to $8.5m compared to $4.4m in 2005. The majority of this expenditure was invested in test and related equipment.

Working capital excluding cash and short-term deposits at 31 December 2006 expressed as a percentage of revenue was 18%, slightly higher than the previous year (31 December 2005: 15%). The value of inventory held at 31 December 2006 was $22.3m or 83 days inventory compared to $27.8m or 91 days inventory at the end of Q3 2006 and $15.9m or 44 days inventory at 31 December 2005.

Trade receivables amounted to $21.0m or 40 days sales outstanding at 31 December 2006 compared to $31.3m or 43 days sales outstanding at the end of Q3 2006 and $30.8m or 39 days sales outstanding at 31 December 2005.

Trade payables at 31 December 2006 amounted to $6.5m or 27 days purchases compared to $18.2m at the end of Q3 2006 or 70 days purchases and $18.2m or 51 days purchases at 31 December 2005.

Outlook

Wolfson is well positioned for 2007, reflecting its good design momentum and strategic focus on growing digital consumer electronic markets.

For the first quarter, revenues will be impacted by seasonality, particularly in some key applications as well as an ongoing inventory correction in the global consumer electronics markets. The Company expects to achieve first quarter 2007 revenues in the range of $37m-$42m and the gross margin is anticipated to remain at around 52%.

Looking further into 2007, the Company expects quarter on quarter revenue growth to commence from the second quarter driven by new product launches, an improvement in the inventory cycle and Wolfson's strong design win position. Consequently, the Company looks forward to delivering further growth for the year.

Consolidated income statement For the period ended 31 December 2006	Notes	Year 2006 Period from 1 January 2006 to 2005 to 31 December 2006 Before non-recurring item (Audited) $'000	Non-recurring item (Note 2) (Audited) $'000	Total (Audited) $'000	Year 2005 Period from 1 January to December 31 2005 (Audited) $'000
Revenue		204,133	-	204,133	166,558
Cost of sales		(98,425)	-	(98,425)	(83,012)
Gross profit		5,708	-	105,708	83,546
Distribution and selling costs		(19,871)	(1,360)	(21,231)	(15,277)
Research and development expenses		(29,286)	(3,999)	(33,285)	(21,467)
Administrative expenses		(9,643)	(412)	(10,055)	(8,834)
Operating profit		46,908	(5,771)	41,137	37,968
Financial income		4,830	-	4,830	2,557
Financial expenses		(1,397)	-	(1,397)	(1,840)
Net financing income		3,433	-	3,433	717
Profit before tax		50,341	(5,771)	44,570	38,685
Income tax expense	3	(14,561)	1,731	(12,830)	(9,651)

Profit for the period		35,780	(4,040)	31,740	29,034
Basic earnings per share (cents)	4			27.67	26.26
Diluted earnings per share (cents)	4			26.66	24.95

Consolidated income statement (continued)
For the period ended 31 December 2006

	Notes	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) $'000	Q4 2005 Period from 3 October 2005 to 31 December 2005 (Unaudited) $'000
Revenue		52,585	61,337
Cost of sales		(24,884)	(30,588)
Gross profit		27,701	30,749
Distribution and selling costs		(5,802)	(4,313)
Research and development expenses		(8,332)	(6,330)
Administrative expenses		(2,811)	(2,146)
Operating profit		10,756	17,960
Financial income		1,352	832
Financial expenses		(273)	(393)
Net financing income		1,079	439
Profit before tax		11,835	18,399
Income tax expense	3	(3,845)	(4,377)
Profit for the period		7,990	14,022
Basic earnings per share (cents)	4	6.84	12.57
Diluted earnings per share (cents)	4	6.71	11.92

Consolidated income statement (continued) For the period ended 31 December

	Notes	Q3 2006 Period from 3 July 2006 to 1 October 2006 Before non-recurring item (Unaudited) $'000	Non-recurring item (Note 2) (Unaudited) $'000	Total (Unaudited) $'000
Revenue		57,972	-	57,972

Cost of sales		(27,845)	-	(27,845)
Gross profit		30,127	-	30,127
Distribution and selling costs		(5,076)	(1,360)	(6,436)
Research and development expenses		(7,284)	(3,999)	(11,283)
Administrative expenses		(2,222)	(412)	(2,634)
Operating profit		15,545	(5,771)	9,774
Financial income		1,155	-	1,155
Financial expenses		(225)	-	(225)
Net financing income		930	-	930
Profit before tax		16,475	(5,771)	10,704
Income tax expense	3	(4,704)	1,731	(2,973)
Profit for the period		11,771	(4,040)	7,731
Basic earnings per share (cents)	4			6.71
Diluted earnings per share (cents)	4			6.48

Consolidated statement of recognised income and expense
For the period ended 31 December 2006

	Year 2006 Period from 1 January 2006 to 31 December 2006 (Audited) $'000	Year 2005 Period from 1 January 2005 to 31 December 2005 (Audited) $'000
Actuarial loss on net defined benefit obligations	(1,553)	(1,256)
Deferred tax on net defined benefit obligations recognised in equity	762	139
Foreign exchange translation differences on net defined benefit obligations	(989)	793
Net expense recognised directly in equity	(1,780)	(324)
Profit for the period	31,740	29,034
Total recognised income and expense for the period	29,960	28,710

Consolidated statement of recognised income and expense
For the period ended 31 December 2006

	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) $'000	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q4 2005 Period from 3 October 2005 to 31 December 2005 (Unaudited) $'000
Actuarial loss on net defined benefit obligations	(3,192)	(867)	(479)
Deferred tax on net defined benefit obligations recognis	1,052	279	111
Foreign exchange translation differences on net defined benefit obligati	(321)	(63)	123
Net expense recognised directly in equity	(2,461)	(651)	(245)
Profit for the period	7,990	7,731	14,022
Total recognised income and expense for the period	5,529	7,080	13,777

Consolidated balance sheet
As at 31 December 2006

	As at 31 December 2006 (Audited) $'000	As at 1 October 2006 (Unaudited) $'000	As at 31 December 2005 (Audited) $'000
Assets			
Property, plant and equipment	31,439	31,181	30,217
Intangible assets	1,091	1,178	732
Deferred tax assets	3,330	6,801	8,683
Total non-current assets	35,860	39,160	39,632
Inventories	22,336	27,782	15,924
Income tax receivable	-	-	1,288
Trade and other receivables	25,107	36,811	34,174
Short-term deposits	52,348	42,441	39,840
Cash and cash equivalents	47,077	40,038	41,135
Total current assets	146,868	147,072	132,361
Total assets	182,728	186,232	171,993
Equity			
Issued capital	196	195	187

Share premium account	55,823	55,363	50,538
Capital redemption reserve	497	497	497
Retained earnings	104,475	98,767	72,231
Total equity attributable to equity holders of the parent	160,991	154,822	123,453
Liabilities			
Interest-bearing loans and borrowings	-	-	14,933
Employee benefits	10,257	6,527	7,250
Total non-current liabilities	10,257	6,527	22,183
Interest-bearing loans and borrowings	-	-	880
Income tax payable	193	1,255	-
Trade and other payables	11,287	23,628	25,477
Total current liabilities	11,480	24,883	26,357
Total liabilities	21,737	31,410	48,540
Total equity and liabilities	182,728	186,232	171,993

Consolidated statement of cash flows For the period ended 31 December 2006	Year 2006 Period from 1 January 2006 to 31 December 2006	Year 2005 Period from 1 January 2005 to 31 December 2005
	(Audited) $'000	(Audited) $'000
Cash flows from operating activities		
Profit for the period	31,740	29,034
Adjustments for:		
Depreciation and amortisation	6,792	5,147
Foreign exchange losses / (gains)	34	(1,222)
Net financing income	(3,433)	(717)
Equity-settled share-based payment expenses	3,331	2,395
Income tax expense	12,830	9,651
Operating profit before changes in working capital	51,294	44,288
(Increase) / decrease in inventories	(6,412)	2,040
Decrease / (increase) in trade and other receivables	9,770	(14,781)

(Decrease) / increase in trade and other payables	(13,804)	11,513
Increase / (decrease) in provisions and employee benefits	280	(1,313)
Cash generated from the operations	41,128	41,747
Income taxes (paid) / received	(2,657)	763
Net cash inflow from operating activities	38,471	42,510
Cash flows from investing activities		
Interest received	3,342	1,545
Acquisition of property, plant and equipment and intangible assets	(8,539)	(4,411)
Amounts placed on short-term deposits	(12,508)	(39,840)
Net cash outflow from investing activities	(17,705)	(42,706)
Cash flows from financing activities		
Proceeds from the issue of share capital	5,294	1,403
Purchase of own shares held under trust	(3,626)	-
Interest paid	(693)	(871)
Repayment of borrowings and finance lease liabilities	(15,813)	(3,193)
Net cash (outflow) / inflow from financing activities	(14,838)	(2,661)
Net increase /(decrease) in cash and cash equivalents	5,928	(2,857)
Cash and cash equivalents at start of period	41,135	44,232
Effect of exchange rate fluctuations on cash held	14	(240)
Cash and cash equivalents at end of period	47,077	41,135
Cash and cash equivalents at end of period	47,077	41,135

Short-term deposits at end of period	52,348	39,840
Total cash and short-term deposits at end of per	99,425	80,975

Consolidated statement of cash flows
For the period ended 31 December 2006

	Q4 2006 Period from 2 October 2006 to 31 December 2006	Q3 2006 Period from 3 July 2006 to 1 October 2006	Q4 2005 Period from 3 October 2005 to 31 December 2005
	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000
Cash flows from operating activities			
Profit for the period	7,990	7,731	14,022
Adjustments for:			
Depreciation and amortisation	1,951	1,675	1,356
Foreign exchange losses / (gains)	201	31	(360)
Net financing income	(1,079)	(930)	(439)
Equity-settled share-based payment expenses	800	863	633
Income tax expense	3,845	2,973	4,377
Operating profit before changes in working capital	13,708	12,343	19,589
(Increase) / decrease in inventories	5,446	(3,089)	560
Decrease / (increase) in trade and other receivables	12,166	(8,184)	(8,444)
(Decrease) / increase in trade and other payables	(11,409)	5,677	5,176
Increase / (decrease) in provisions and employee benefits	81	74	(1,112)
Cash generated from the operations	19,992	6,821	15,769
Income taxes (paid) / received	(1)	(3,833)	(1)
Net cash inflow from operating activities	19,991	2,988	15,768

Consolidated statement of cash flows (continued)
For the period ended 31 December 2006

	Q4 2006 Period from 2 October 2006 to 31 December 2006	Q3 2006 Period from 3 July 2006 to 1 October 2006	Q4 2005 Period from 3 October 2005 to 31 December 2005
Cash flows from investing activities	678	1,247	242
Interest received			
Acquisition of property, plant and equipment and intangible assets	(3,053)	(1,683)	(3,048)
Amounts placed on short-term deposits	(9,907)	(6,592)	(5,000)
Net cash outflow from investing activities	(12,282)	(7,028)	(7,806)
Cash flows from financing activities			
Proceeds from the issue of share capital	461	3,521	469
Purchase of own shares held under trust	(1,014)	(252)	-
Interest paid	(14)	(4)	(1)
Repayment of borrowings and finance lease liabilities	-	-	-
Net cash (outflow) / inflow from financing activities	(567)	3,265	468
Net increase / (decrease) in cash and cash equivalents	7,142	(775)	8,430
Cash and cash equivalents at start of period	40,038	40,839	32,379
Effect of exchange rate fluctuations on cash held	(103)	(26)	326
Cash and cashequivalents at end of period	47,077	40,038	41,135
Cash and cash equivalents at end of period	47,077	40,038	41,135
Short-term deposits at end of period	52,348	42,441	39,840

Total cash and short-term deposits at end of period	99,425	82,479	80,975

Notes to the Preliminary Announcement

1. Accounting policies - basis of preparation

This press release contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen week and fifty-two week periods ended 31 December 2006. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information is prepared on the historical cost basis and is presented in United States Dollars rounded to the nearest thousand.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 2005. Statutory accounts for 2005, which were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU, have been delivered to the registrar of companies and those for 2006, prepared under IFRS as adopted by the EU, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

EU law (IAS Regulation EC 1606/2002) requires that the annual financial statements of the Group for the year ended 31 December 2006 be prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as adopted by the European Union ("adopted IFRS"). The accounting policies adopted by the group and company in this financial information are consistent with those used in the financial statements for the year ended 31 December 2005.

2. Non-recurring charge

During the year it was established that share options granted to a number of employees which vested in August 2006 under the Company's Enterprise Management Incentive Scheme were non-qualifying for personal tax relief purposes. A non-recurring charge of $5.8million ($4.0 million after related corporation tax credit), of which $5.3 million has already been paid, has been provided as additional remuneration to compensate employees and disclosed as a non-recurring charge in the consolidated income statement.

3. Income tax expense

The total income tax expense for the year ended 31 December 2006 is $12.8 million (2005: $9.7 million) which represents an effective tax rate of 28.8% (2005: 24.9%).

4. Earnings per share

	Year 2006 Period from 1 January 2006 to 31 December 2006 (Audited) $000	Year 2005 Period from 1 January 2005 to 31 December 2005 (Audited) $000	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) $000	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $000	Q4 2005 Period from 3 October 2005 to 31 December 2005 (Unaudited) $000
Profit for the period attributable to equity shareholders (basic and diluted)	31,740	29,034	7,990	7,731	14,022
Non-recurring charge after tax	4,040	-	-	4,040	-
Adjusted profit for the period, before non-recurring charge, attributable to equity shareholders (basic and diluted)	35,780	29,034	7,990	11,771	14,022
	cents	cents	cents	cents	cents
Basic earnings per share	27.67	26.26	6.84	6.71	12.57
Loss per share on non-recurring charge	3.52	-	-	3.51	-
Adjusted basic earnings per share	31.19	26.26	6.84	10.22	12.57
	cents	cents	cents	Cents	cents
Diluted earnings per share	26.66	24.95	6.71	6.48	11.92
Loss per share on non-recurring charge	3.39	-	-	3.38	-
Adjusted diluted					

earnings per share	30.05	24.95	6.71	9.86	11.92

4. Earnings per share (continued)

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	Year 2006 Period from 1 January 2006 to 31 December 2006 (Audited) No. of shares	Year 2005 Period from 1 January 2005 to 31 December 2005 (Audited) No. of shares	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) No. of shares	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) No. of shares	Q4 2005 Period from 3 October 2005 to 31 December 2005 (Unaudited) No. of shares
Issued ordinary shares at start of period	112,414,560	108,389,915	116,752,242	114,174,901	111,313,315
Effect of shares issued during the period from exercise of employee share options	2,296,641	2,160,924	29,643	1,007,538	240,953
Weighted average number of ordinary shares at end of period - for basic earnings per share	114,711,201	110,550,839	116,781,885	115,182,439	111,554,268
Effect of share options in issue	4,358,400	5,829,416	2,256,880	4,168,169	6,091,098
Weighted average number of ordinary shares at					

end of period - for diluted earnings per share	119,069,601	116,380,255	119,038,765	119,330,008	117,045,560
	===========	-===========	===========	===========	===========

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification
Released	11:09 01-Feb-07
Number	5410Q

wolfson microelectronics

WOLFSON PRESS ANNOUNCEMENT OF DTR5 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
1 February 2007

DTR 5 Notification

The Company was notified on 31 January 2007 by The Goldman Sachs Group, Inc. ("GS Inc"), in fulfilment of the obligations imposed by the Financial Services Authority in accordance with Disclosure and Transparency Rule 5 (including section 5.8.1) and the new Exemption Trading Book (DTR 5.1.3(4)), that on 29 January 2007, by virtue of a disposal, GS was interested in 8,730,637 ordinary shares of 0.1 pence each in the Company representing 7.4% of the issued share capital of the Company. Prior to this acquisition, GS was interested in 9,478,295 ordinary shares (representing 8% of the issued share capital of the Company).

These shares are held indirectly.

(a) The interest in 813,353 shares arose from an interest held by Goldman, Sachs & Co., a wholly–owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 7,917,284 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc. acting as discretionary manager. GS Inc believes that some of these shares are, or will be, registered in the name of GSSN.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:00 02-Feb-07
Number	6009Q

RNS Number:6009Q
Wolfson Microelectronics PLC
02 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.4R(1)(a); or

(ii) DTR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

DAVID ALLEN SHRIGLEY

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the

connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JPMORGAN CHASE

8. State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

15,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

US$6.1137 (£3.1022) PER SHARE

14. Date and place of transaction

01 FEBRUARY 2007, USA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,000 ORDINARY SHARES REPRESENTING 0.01% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

01 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary ______________________________

Date of notification : 02 FEBRUARY 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	17:18 05-Feb-07
Number	7504Q

RNS Number:7504Q
Wolfson Microelectronics PLC
05 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.4R(1)(a); or

(ii) DTR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MARK CUBITT

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MARK CUBITT

8. State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

15,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.015 PER SHARE

14. Date and place of transaction

05 FEBRUARY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,000 ORDINARY SHARES REPRESENTING 0.01% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

05 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary ________________________________

Date of notification: 05 FEBRUARY 2007

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Information Update
Released	14:12 07-Feb-07
Number	8818Q

RNS Number:8818Q
Wolfson Microelectronics PLC
07 February 2007

7 February 2007

WOLFSON MICROELECTRONICS PLC - ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, Wolfson Microelectronics plc is pleased to provide its Annual Information Update relating to information that been published or made available to the public between 2 February 2006 and 31 January 2007. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

From: Fiona Murdoch (Company Secretary)

1. Announcements made via RNS, a regulatory information services

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date	Brief description of announcement
09.02.06	Section 198 announcement relating to Fidelity Investments
10.02.06	Section 198 announcement relating to Fidelity Investments
14.02.06	Section 198 announcement relating to Fidelity Investments
15.02.06	Additional non-executive directorship of Barry Rose in Optos plc
16.02.06	Resolutions passed at Extraordinary General Meeting on 16.02.06
16.02.06	Annual information update 01.01.05 to 01.02.06
17.02.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
17.02.06	Section 198 announcement relating to Barclays plc
21.02.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
22.02.06	Section 198 announcement relating to Barclays plc
22.02.06	Section 198 announcement relating to Barclays plc
24.02.06	Section 198 announcement relating to Fidelity Investments
02.03.06	Section 198 announcement relating to AEGON UK plc Group of Companies
02.03.06	Section 198 announcement relating to Fidelity Investments
08.03.06	Notification of acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

10.03.06	Notification of grant of contingent share awards to directors and other persons discharging managerial responsibility
10.03.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Carey sale of shares)
14.03.06	Section 198 announcement relating to Fidelity Investments
16.03.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Carey sale of shares)
17.03.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Carey sale of shares)
21.03.06	Notification of beneficial interests in shares acquired by directors/persons discharging managerial responsibility (AD Milne, GR Elliott, JRC Reid, JM Urwin, J Hayes, N Edington, C Clarke)
21.03.06	Notification of decrease in interests of directors in shares held by The Wolfson Microelectronics No. 1 Employees Share Trust
23.03.06	Notification relating to AGM notice
04.04.06	Block listing application
05.04.06	Notification of Q1 results
18.04.06	Block listing six monthly return
24.04.06	Results for the first quarter ended 2 April 2006
26.04.06	Annual General Meeting 2006
28.04.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes sale of shares)
09.05.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
09.05.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Carey sale of shares)
16.05.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
16.05.06	Section 198 announcement relating to Barclays plc
18.05.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
23.05.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
08.06.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
13.06.06	Section 198 announcement relating to Fidelity Investments
15.06.06	Announcement regarding A Banham's appointment as Senior Vice President Worldwide Sales
16.06.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
16.06.06	Section 198 announcement relating to Fidelity Investments
03.07.06	Notification of interim results
10.07.06	Section 198 announcement relating to Fidelity Investments
14.07.06	Section 198 announcement relating to Fidelity Investments
17.07.06	Section 198 announcement relating to Morgan Stanley
19.07.06	Section 198 announcement relating to Morgan Stanley
24.07.06	Section 198 announcement relating to Morgan Stanley
24.07.06	Section 198 announcement relating to Morgan Stanley
24.07.06	Section 198 announcement relating to AEGON UK plc Group of Companies
25.07.06	Section 198 announcement relating to Fidelity Investments
26.07.06	Announcement of second quarter and first half results to 2 July 2006
26.07.06	Directorate Change
01.08.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
01.08.06	Section 198 announcement relating to Fidelity Investments

08.08.06	Section 198 announcement relating to Fidelity Investments
18.08.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
21.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Reid exercise of options)
21.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Reid sale of shares)
23.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes exercise of options)
23.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes sale of shares)
23.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (AD Milne exercise of options)
23.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (AD Milne sale of shares)
25.08.06	Directorate announcement
25.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (A Banham grant of options)
30.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes exercise of options)
30.08.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes sale of shares)
04.09.06	Notifications relating to acquisitions of shares and interests in shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust and by the trustees of The Wolfson Microelectronics No. 2 Employees Share Trust
05.09.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Urwin exercise of options)
05.09.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Urwin sale of shares)
05.09.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Carey sale of shares)
06.09.06	Notification of grant of contingent award to, and of beneficial interests in shares acquired by, person discharging managerial responsibility (A Banham)
06.09.06	Notification of changes in interests of directors in shares held by The Wolfson Microelectronics No. 2 Employees Share Trust and The Wolfson Microelectronics No. 1 Employees Share Trust
07.09.06	Section 198 announcement relating to Fidelity Investments
08.09.06	Section 198 announcement relating to Aviva plc and its subsidiaries
08.09.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
13.09.06	Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
15.09.06	Notification of grant of contingent share award to person discharging managerial responsibility (A Banham)
19.09.06	Section 198 announcement relating to Credit Suisse Securities (Europe) Limited
21.09.06	Section 198 announcement relating to Fidelity Investments

22.09.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (R Eckelmann sale of shares)
22.09.06	Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
02.10.06	Section 198 announcement relating to Fidelity Investments
03.10.06	Notice of Q3 results
03.10.06	Section 198 announcement relating to AEGON UK plc Group of Companies
06.10.06	Section 198 announcement relating to Fidelity Investments
09.10.06	Block listing application
11.10.06	Section 198 announcement relating to Fidelity Investments
16.10.06	Section 198 announcement relating to Fidelity Investments
17.10.06	Block listing six monthly return
20.10.06	Third quarter and nine month results to 1 October 2006
23.10.06	Section 198 announcement relating to Fidelity Investments
24.10.06	Section 198 announcement relating to Credit Suisse
02.11.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
06.11.06	Section 198 announcement relating to Fidelity Investments
09.11.06	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Urwin sale of shares)
09.11.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
10.11.06	Investor and analyst day
10.11.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
10.11.06	Section 198 announcement relating to Aviva plc and its subsidiaries
13.11.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
23.11.06	Directorate changes
23.11.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
30:11.06	Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
05.12.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
08.12.06	Section 198 announcement relating to The Goldman Sachs Group, Inc.
14.12.06	Section 198 announcement relating to Credit Suisse
15.12.06	Section 198 announcement relating to Fidelity Investments
19.12.06	Notification of grant of deferred share award and share options to person discharging managerial responsibility (D Shrigley)
21.12.06	Directorate changes
21.12.06	Section 198 announcement relating to Fidelity Investments
21.12.06	Section 198 announcement relating to AEGON UK plc Group of Companies
29.12.06	Voting rights and capital
29.12.06	Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
02.01.07	Voting rights and capital
03.01.07	Section 198 announcement relating to The Goldman Sachs Group, Inc.
05.01.07	Notification of Preliminary Results
09.01.07	Section 198 announcement relating to Legal & General Group plc
11.01.07	Notice of acquisition of Oligon Limited
16.01.07	Section 198 announcement relating to The Goldman Sachs Group, Inc.

17.01.07	Section 198 announcement relating to MFS Investment Management
25.01.07	DTR5 notification relating to The Goldman Sachs Group, Inc.
29.01.07	DTR5 notification relating to The Goldman Sachs Group, Inc.
31.01.07	Preliminary announcement of fourth quarter and full year results to 31 December 2006

Regulatory announcements released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices & News area and searching using Wolfson Microelectronics plc's code "WLF".

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in Scotland on or around the dates indicated.

Date	Document filed
07.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
08.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
09.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
10.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
20.02.06	Declaration of mortgage/charge
20.02.06	Resolutions passed at Extraordinary General Meeting on 16.02.06
20.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
23.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
24.02.06	Form 88(2) - Return of allotment of shares on exercise of share options
14.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
14.03.06	Form 288c - Change of particulars of JM Urwin (change of residential address)
16.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
17.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
20.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
23.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
23.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
27.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
27.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
28.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
29.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
30.03.06	Form 88(2) - Return of allotment of shares on exercise of share options
31.03.06	Form 88(2) - Return of allotment of shares on exercise of

	share options
27.04.06	Form 88(2) - Return of allotment of shares on exercise of share options
27.04.06	Resolutions passed at 2006 AGM
27.04.06	Amended Articles of Association
28.04.06	Form 88(2) - Return of allotment of shares on exercise of share options
02.05.06	Form 123 - Notice of increase in nominal capital
02.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
03.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
04.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
08.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
08.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
09.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
10.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
11.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
12.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
15.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
23.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
23.05.06	Form 88(2) - Return of allotment of shares on exercise of share options
02.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
02.06.06	Financial statements for the year ended 31 December 2005
08.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
14.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
15.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
19.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
22.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
30.06.06	Form 88(2) - Return of allotment of shares on exercise of share options
05.07.06	Form 88(2) - Return of allotment of shares on exercise of share options
11.07.06	2006 Annual Return
01.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
08.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
10.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
17.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
23.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
23.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
23.08.06	Form 88(2) - Return of allotments of shares on exercise of share options

23.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
24.08.06	Form 88(2) - Returns of allotments of shares on exercise of share options
25.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
29.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
29.08.06	Form 288b - termination of appointment as director (J Reid)
30.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
31.08.06	Form 88(2) - Return of allotments of shares on exercise of share options
01.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
04.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
07.09.06	Forms 88(2) - Return of allotments of shares on exercise of share options
07.09.06	Forms 88(2) - Return of allotments of shares on exercise of share options
14.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
15.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
20.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
22.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
22.09.06	Forms 88(2) - Return of allotments of shares on exercise of share options
26.09.06	Form 88(2) - Return of allotments of shares on exercise of share options
10.10.06	Declaration of mortgage/charge
15.11.06	Form 88(2) - Return of allotments of shares on exercise of share options
13.12.06	Form 288(a) - Appointment of D Shrigley as director
14.12.06	Form 88(2) - Return of allotments of shares on exercise of share options
18.12.06	Form 88(2) - Return of allotments of shares on exercise of share options
18.12.06	Form 88(2) - Return of allotments of shares on exercise of share options
28.12.06	Form 88(2) - Return of allotments of shares on exercise of share options
03.01.07	Form 88(2) - Return of allotments of shares on exercise of share options
06.01.07	Form 88(2) - Return of allotments of shares on exercise of share options
06.01.07	Form 88(2) - Return of allotments of shares on exercise of share options
23.01.07	Form 288(a) - Appointment of M Cubitt as director

Documents filed at Companies House can be obtained from Companies House, 37 Castle Terrace, Edinburgh EH1 2EB.

3. Documents submitted to the FSA

All of the documents listed below were submitted to the FSA and processed on or around the dates indicated.

Date received by FSA	Date processed	Document
16.02.06	17.02.06	Resolutions passed at EGM on 16.02.06
01.03.06	01.03.06	Supplemental submission: Notifications for Regulatory Information Service between 27.01.06 and 23.02.06; Forms filed with Registrar of Companies for Scotland; Submission of preliminary announcements for full year results for year ended 31.12.05 and Resolutions passed at EGM held 16.02.06
26.03.06	27.03.06	Notice of Annual General Meeting
02.05.06	03.05.06	2006 Annual General Meeting Resolutions
03.05.06	05.05.06	Supplemental submission: Notifications for Regulatory Information Service between 25.03.06 and 26.04.06; Forms filed with Registrar of Companies for Scotland
31.05.06	05.06.06	Supplemental submission: Notifications for Regulatory Information Service between 27.04.06 and 25.05.06; Forms filed with Registrar of Companies for Scotland; Submission of block listing application and resolutions passed at 2006 AGM
30.06.06	02.08.06	Supplemental submission: Notifications for Regulatory Information Service between 24.06.06 and 26.07.06; Forms filed with Registrar of Companies for Scotland
29.08.06	29.08.06	Interim Financial Report for year ended 2.07.06
5.09.06	06.09.06	Supplemental submission: Notifications for Regulatory Information Service between 27.07.06 and 25.08.06; Forms filed with Registrar of Companies for Scotland; Interim Results for half year ended 2.07.06
03.10.06	04.10.06	Supplemental submission: Notifications for Regulatory Information Service between 26.08.06 and 27.09.06; Forms filed with Registrar of Companies for Scotland
31.10.06	06.11.06	Supplemental submission: Notifications for Regulatory Information Service between 28.09.06 and 26.10.06; Submission of block listing application and return
01.12.06	06.12.06	Supplemental submission: Notifications for Regulatory Information Service between 28.10.06 and 27.11.06; Forms filed with Registrar of Companies for Scotland
03.01.07	08.01.07	Supplemental submission: Notifications for Regulatory Information Service between 28.11.06 and 29.12.06; Forms filed with Registrar of Companies for Scotland

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The annual and interim reports are also available on the Company's website at www.wolfsonmicro.com

4. Documents lodged with the Companies Commission of Malaysia

The following documents were lodged with the Companies Commission of Malaysia on the dates indicated.

Date of lodgement	Document
28.04.06	Form 79 (regarding change of John Urwin's address)
15.05.06	Form 80A (Annual Return)
06.06.06	Form 87 - Statutory declaration verifying balance sheet of foreign company under Section 336(1) of the Companies Act, 1965.
	Wolfson Microelectronics plc Annual Report and Accounts 2005
05.09.06	Form 79 (regarding resignation of a director - JRC Reid)

Documents lodged with the Companies Commission of Malaysia can be obtained from the Companies Commission of Malaysia at Tingkat 2, 10-18 Putra Place, 100 Jalan Putra, 50622 Kuala Lumpur, Malaysia.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Aquisition of Shares
Released	09:32 08-Feb-07
Number	9247Q

Edinburgh, 8 February 2007

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 7 February 2007 by the No. 1 Trust that, on 7 February 2007, the No. 1 Trust purchased 613,267 ordinary shares of 0.1 pence each in the Company at a price of £3.076592 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
George Reginald Elliott
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 936,944 shares. This figure includes 24,320 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	16:35 08-Feb-07
Number	9740Q

Edinburgh, 8 February 2007

Wolfson Microelectronics plc ("the Company")

Notification of (a) grant of share and share option awards to; and (b) beneficial interests in shares acquired by directors and other persons discharging managerial responsibility ("PDMRs")

Contingent share awards

On 7 February 2007, in accordance with The Wolfson Microelectronics plc Performance Share Plan, the Company made contingent share awards to the directors and other PDMRs as detailed below. The shares awarded are ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant of awards.

Name	*No. ordinary shares*
DA Shrigley	18,503
M Cubitt	13,569
JM Urwin	11,513
A Banham	13,157
N Edington	9,868
C Clarke	8,223
J Hayes	8,223

Each of the awards will normally vest following the end of a three year performance period ending 31 December 2009 and then only to the extent that the defined performance conditions have been achieved. For this reason, the awards will not be aggregated with existing shareholdings of the above-mentioned directors and other PDMRs unless and until the awards vest.

ExSOP awards

On 7 February 2007, in accordance with the terms of The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"), a beneficial interest in the following number of ordinary shares of 0.1 pence each in the Company was acquired for a consideration of 1 penny per share by the following executive directors and other PDMRs.

Name	*No. ordinary shares*	*% of issued share capital*
M Cubitt	40,707	0.03
JM Urwin	34,539	0.02
A Banham	114,473	0.09
N Edington	29,605	0.02
C Clarke	24,671	0.02
J Hayes	24,671	0.02

The registered shareholder of the shares is Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust) and the beneficial interest is held jointly by the individual and Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in these ordinary shares are subject to the terms of an agreement in the form set out in the ExSOP between (1) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

Under this agreement, following the end of a three year performance period ending 31 December 2009, and only to the extent to which the defined performance conditions have been achieved, the individual will benefit from any further growth in the value of such ordinary shares (less interest on the initial market value of such shares).

As a result of this award the total number of ordinary shares in which each of the above executive directors and other PDMRs now holds a beneficial interest is:

Name	*No. ordinary shares including shares held pursuant to the ExSOP*	*% of issued share capital*
M Cubitt	55,707	0.04
JM Urwin	329,663	0.28
A Banham	138,793	0.11
N Edington	48,342	0.04
C Clarke	269,703	0.23
J Hayes	132,471	0.11

The Company was notified of the transactions on 7 February 2007.

<u>Grant of share options</u>

On 6 February 2007, the Company granted options to Mr Shrigley over 54,833 ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant. The exercise price is £3.0775.

These options will become exercisable following the end of a three year performance period ending 31 December 2009 if and to the extent to which the defined performance conditions have been achieved.

The total number of shares over which Mr Shrigley holds options following this notification is 231,511.

In relation to Messrs Shrigley, Cubitt and Urwin, this notification is made in accordance with Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b).

In relation to the other recipients, this notification is made in accordance with Disclosure Rule 3.1.4R(1)(a).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directors' Interests
Released	16:40 08-Feb-07
Number	9746Q

Edinburgh, 8 February 2007

Wolfson Microelectronics plc ("the Company")

Notification of changes in interests of directors in shares held by The Wolfson Microelectronics No. 1 and The Wolfson Microelectronics No. 2 Employees Share Trusts ("the Trusts")

On 7 February 2007, the Company was notified by Abacus Corporate Trustee Limited (in its capacity as trustee of the No. 1 Trust) that on 7 February 2007 it had entered into certain joint ownership agreements pursuant to The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"). Under these agreements, the No. 1 Trust transferred the beneficial interest in a total of 425,346 ordinary shares in the Company of 0.1 pence each in order to give effect to ExSOP awards made to certain of the Company's executive directors and other senior managers. The beneficial interest is held jointly by the relevant individual and the No. 2 Trust.

In addition, on 7 February 2007, the Company made certain awards under The Wolfson Microelectronics plc Performance Share Plan ("PSP") to the Company's executive directors and other senior managers.

As a result of the making of these awards, the executive directors' potential interests in the ordinary shares held by the Trusts have changed, with no consideration passing to or from the executive directors as a result, as follows:

(1) Each executive director is interested, as the beneficial co-owner of such shares under the ExSOP, in the following number of shares:

Name	*Interest as the beneficial co-owner of such shares under the ExSOP prior to award of 7 Feb 2007*	*ExSOP award made on 7 Feb 2007*	*Interest as the beneficial co-owner of such shares following the ExSOP award of 7 Feb 2007*
AD Milne	34,664	N/A	34,664
JM Urwin	23,421	34,539	57,960
GR Elliott	23,421	N/A	23,421
DA Shrigley	0	N/A	0
M Cubitt	0	40,707	40,707

(2) Each executive director is interested as the holder of awards under the PSP, and in the case of DA Shrigley under a deferred share award, in the following numbers of shares:

Name	*Interest prior to PSP awards of 7 Feb 2007*	*PSP award made on 7 Feb 2007*	*Interest following the PSP award of 7 Feb 2007*
AD Milne	11,554	N/A	11,554
JM Urwin	7,807	11,513	19,320
GR Elliott	7,807	N/A	7,807
DA Shrigley	181,159	18,503	199,662*
M Cubitt	0	13,569	13,569

* Of these shares, DA Shrigley in interested in 181,159 as the holder of a deferred share award made 19 December 2006.

(3) Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust, in the following number of shares

Interest prior to awards of 7 Feb 2007	*Reduction in interest*	*Interest following awards of 7 Feb 2007*
936,944	425,346	511,598*

* This figure includes 24,320 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

(4) Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust, in the following number of shares

Interest prior to awards of 7 Feb 2007	*Increase in interest*	*Interest following awards of 7 Feb 2007*
219,691	425,346	645,037

This notification is made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	17:00 08-Feb-07
Number	9815Q

WOLFSON PRESS ANNOUNCEMENT

Wolfson Microelectronics plc (the "Company")
8 February 2007

Notification of transactions of directors/persons discharging managerial responsibility and connected persons

The Company was notified on 7 February 2007 by Robert Laurence Eckelmann, a director of the Company, in accordance with DTR 3.1.4R(1)(a) and DTR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985, that, on 2 February 2007, Robert Eckelmann became interested in 10,000 ordinary shares of 0.1 pence each in the Company (the "Shares") representing 0.0085% of the issued share capital of the Company. The price per share was £3.10. The Shares are held by a nominee on behalf of Mr Eckelmann.

The total holding following notification and total percentage holding following notification is 17,500 ordinary shares representing 0.0149% of the issued share capital of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification
Released	17:32 09-Feb-07
Number	0585R

RNS Number:0585R
Wolfson Microelectronics PLC
09 February 2007

WOLFSON PRESS ANNOUNCEMENT OF DTR 5 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
9 February 2007

DTR 5 Notification

The Company was notified on 9 February 2007 by Legal & General Group plc ("L&G") and Legal & General Investment Management Limited ("LGIM"), in fulfilment of the obligations imposed by the Financial Services Authority in accordance with Disclosure and Transparency Rule 5 that, on 8 February 2007, by virtue of an acquisition, L&G and Legal & General Assurance (Pensions Management) Limited ("PMC") were interested in 6,119,700 ordinary shares of 0.1 pence each in the Company (the "Shares") representing 5.22% of the issued share capital of the Company. Prior to this acquisition, L&G was interested in 4,778,601 ordinary shares (representing 4.08% of the issued share capital of the Company).

Of the Shares, 5,162,288 (4.409% of the issued share capital of the Company) are held directly and 957,412 (0.817% of the issued share capital of the Company) are held indirectly.

The controlled undertakings through which the voting rights are effectively held are:

Legal & General Group plc (Direct and Indirect) (Group)
(6,119,700 - 5.22% = Total Position)

Legal & General Investment Management (Holdings) Limited
(6,119,700 - 5.22% = Total Position)

Legal & General Investment Management Limited (Indirect)
(6,119,700 - 5.22% = Total Position)

Legal & General Group Plc (Direct) (L&G) (5,162,288 - 4.40% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
(3,716,062 - 3.17% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC)
(3,716,062 - 3.17% = PMC)

Legal & General Insurance Holdings Limited (LGIH) (Direct)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Acquisition of Shares
Released	15:03 14-Feb-07
Number	2718R

Edinburgh, 14 February 2007

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 14 February 2007 by the No. 1 Trust that:

(1) on 9 February 2007, the No. 1 Trust purchased 600,000 ordinary shares of 0.1 pence each in the Company at a price of £ 3.20475 per share; and

(2) on 12 February 2007 the No. 1 Trust purchased 336,138 ordinary shares of 0.1 pence each in the Company at a price of £ 3.142348 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
George Reginald Elliott
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 1,447,736 shares. This figure includes 24,320 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch　　0131 272 7000
Company Secretary

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Acquisition of Shares
Released	17:49 15-Feb-07
Number	3676R

Edinburgh, 15 February 2007

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 15 February 2007 by the No. 1 Trust that, on 15 February 2007, the No. 1 Trust purchased 25,962 ordinary shares of 0.1 pence each in the Company at a price of £3.0875 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
George Reginald Elliott
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 1,473,698 shares. This figure includes 24,320 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Information Update
Released	15:13 21-Feb-07
Number	6415R

21 February 2007

WOLFSON MICROELECTRONICS PLC - SUPPLEMENTAL ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, Wolfson Microelectronics plc is pleased to provide a supplemental Annual Information Update relating to information that been published or made available to the public between 1 February 2007 and 20 February 2007. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

From: Fiona Murdoch (Company Secretary)

1. Announcements made via RNS, a regulatory information services

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date	Brief description of announcement
01.02.07	DTR5 notification relating to The Goldman Sachs Group, Inc.
02.02.07	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (D Shrigley purchase of shares)
05.02.07	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (M Cubitt purchase of shares)
07.02.07	Annual information update for period 02.02.06 to 31.01.07
08.02.07	Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
08.02.07	Notification of (a) grant of share and share option awards to; and (b) beneficial interests in shares acquired by directors and other persons discharging managerial responsibility
08.02.07	Notification of changes in interests of directors in shares held by The Wolfson Microelectronics No. 1 Employees Share Trust and he Wolfson Microelectronics No. 2 Employees Share Trust
08.02.07	Notification of transactions of directors/persons discharging managerial responsibility and connected persons (R Eckelmann purchase of shares)
09.02.07	DTR5 notification relating to Legal & General plc
14.02.07	Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
15.02.07	Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

Regulatory announcements released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices & News area and searching using Wolfson Microelectronics plc's code "WLF".

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in Scotland on or around the dates indicated.

Date	Document filed
05.02.07	Form 88(2) – Return of allotments of shares on exercise of share options
09.02.07	Form 88(2) – Return of allotments of shares on exercise of share options
12.02.07	Form 88(2) – Return of allotments of shares on exercise of share options
13.02.07	Form 88(2) – Return of allotments of shares on exercise of share options

15.02.07	Form 88(2) – Return of allotments of shares on exercise of share options

Documents filed at Companies House can be obtained from Companies House, 37 Castle Terrace, Edinburgh EH1 2EB.

3. Documents submitted to the FSA

All of the documents listed below were submitted to the FSA and processed on or around the dates indicated.

Date received by FSA	Date processed	Document
01.02.07	01.02.07	Preliminary announcement of fourth quarter and full year results to 31 December 2006

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

END

Close

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31 / 01 / 2007	01 / 02 / 2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,000	9,478	3,769
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	75 PENCE	204.5 PENCE	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): SUZANNE HUNTER Address: FLAT 6/1, 15 CLARENDON STREET, GLASGOW UK Postcode G20 7QP	ORDINARY	10,000
Name(s): ANDREW TERRY Address: 3F1, 38 THIRLESTANE ROAD, EDINBURGH UK Postcode EH9 1AW	ORDINARY	7,623
Name(s): GRAHAM JONES Address: 244 GUARDWELL CRESCENT, EDINBURGH UK Postcode EH17 7SJ	ORDINARY	5,624
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/2/07

** ~~A~~ director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	06	06
Month	02	02
Year	2007	2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,000	6458	1437
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	75 PENCE	204.5 PENCE	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) AUDLEY LYNCH	Class of shares allotted	Number allotted
Address 227 CUIKEN TERRACE, PENICUIK, MIDLOTHIAN	ORDINARY	10,000
UK Postcode EH26 9AR		
Name(s) ANDREW MYLES	Class of shares allotted	Number allotted
Address FLAT 1, TOP FLOOR, 4 BUCCLEUCH TERRACE,	ORDINARY	7,895
EDINBURGH		
UK Postcode EH8 9ND		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/12/07

** ~~A director~~ / secretary / administrator / ~~administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	02	2007	07	02	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) DEBRA McDONALD	Class of shares allotted	Number allotted
Address INTERNATIONAL APARTMENTS, 14B/12 RIVERSDALE CRESCENT, EDINBURGH	ORDINARY	10,000
UK Postcode EH12 5QT		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/2/07

** ~~A director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary~~ arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	12	12
Month	02	02
Year	2007	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) COLMAN CLARKE Address 79 MORNINGSIDE PARK, EDINBURGH UK Postcode EH10 5EZ	Class of shares allotted ORDINARY	Number allotted 1,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/2/07

** ~~A director~~ / secretary / adm~~inistrator / administrative receiver / ~~ receiver / offici~~al receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089829

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	13	02	2007	13	02	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): KISHORE BHAKTA Address: 9 CHERRY TREE GARDENS, BALERNO, EDINBURGH UK Postcode EH14 5SP	ORDINARY	10,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/2/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	02	2007	19	02	2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	3,229	1,437	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ANNE BARCLAY Address THE SHIELING, BANK STREET, SLAMANNAN, FALKIRK UK Postcode FK1 3BA	Class of shares allotted ORDINARY	Number allotted 4,666
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/2/07

** A ~~director~~ / secretary / admin~~istrator / administrative receiver / receiver~~ / offic~~ial receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

END